                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: OCTOBER, 2002

                           NORSKE SKOG CANADA LIMITED
                              (Name of registrant)

                       700 WEST GEORGIA STREET, 9TH FLOOR
                           PACIFIC CENTRE, VANCOUVER,
                        BRITISH COLUMBIA, CANADA, V7Y 1J7
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F                                  Form 40-F   X
                     ___                                         ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                       No    X
                 ___                                       ---

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

            82-_______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 NORSKE SKOG CANADA LIMITED


                                 By:    /s/ Valerie Seager
                                        ---------------------------------
                                 Name:  Valerie Seager
                                 Title: Corporate Secretary

Date: October 31, 2002

                                  EXHIBIT INDEX

EXHIBIT     DESCRIPTION OF EXHIBIT                                              PAGE
-------     ----------------------                                              ----
   1        News release dated October 31, 2002                                   4

   2        Financial Statements dated October 31, 2002                           7

   3        Management's Discussion and Analysis dated October 31, 2002          17